Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following letter was first disseminated by Suncor Energy Inc. on December 15, 2015.

Avoid a loss in your portfolio by considering the following:

●	Oil prices have fallen to the mid-$30s with no relief in sight and Canadian Oil Sands Limited is bleeding cash

●	Operational problems at Syncrude continue

●	No evidence a better offer is coming

●	Sharp drop in COS share price almost certain if COS shareholders don’t take action

Time is running out.

You must act now to protect the value of your investment.

TAKE ACTION

TENDER YOUR CANADIAN OIL SANDS

SHARES BEFORE SUNCOR’S OFFER

EXPIRES ON FRIDAY, JANUARY 8, 2016

AT 6:00 PM MOUNTAIN TIME

(8:00 PM EASTERN TIME)

For more information about Suncor’s Offer for COS,

visit: suncorofferforcanadianoilsands.com

D.F. King has been retained as information agent for the offer. Any questions or requests for assistance in tendering COS shares should be directed to D.F. King at:
Toll Free in North America:	1-866-521-4427
Banks, Brokers and Collect Calls:	1-201-806-7301
Toll Free Facsimile:	1-888-509-5907
Email:	inquiries@dfking.com

December 15, 2015

Dear Canadian Oil Sands Shareholders:

Despite falling oil prices and failing production, the COS Board and management have continued to tell you to “do nothing” to protect the value of your COS shares.

We think you deserve better, and with little time remaining before our offer expires, we felt it was important to correct some of the misleading information COS has published so that you can make a fully informed decision that serves your own best interests.

Consider the facts, and take the simple steps needed to tender your shares to our offer now.

Our offer expires on Friday, January 8, 2016 at 6:00 pm Mountain Time (8:00 pm Eastern Time).

The choice is quite simple.

•	By tendering to our offer, you will receive a significant premium to the pre-offer value of your COS shares (today valued at 40%)[1] and an immediate dividend increase of 45% above what you get today from COS. Through this ‘all Canadian’ offer, you will also own a stake in Canada’s leading integrated energy company – a company with a rock solid balance sheet that has proven it can create shareholder value when oil prices rise, and when they don’t. With Suncor, you will benefit from an even larger stake in Syncrude’s operations in Canada’s oil sands and a management team that has the operational expertise and resources to work with Syncrude’s operator to make performance improvement happen. If Suncor does not receive substantial support for its offer on January 8th, 2016, we will look to pursue other opportunities.

•	If you “do nothing” and our offer is rejected, you can expect the value of your shares to drop – sharply. Since October 2, when COS was trading at the $6 level, the value of your shares has been supported by our offer. Without our offer, you can expect COS shares will fall back to that level – and potentially even lower reflecting the roughly 20% drop in oil prices during this period (particularly given COS’ claim that COS shares are 98% correlated to the price of oil). The market will also factor in the negative impact of the chronic and continuing operational challenges at Syncrude. Finally, you will be left owning shares in a company that we do not believe can create value in this market.

Despite all this, your Board is telling you that COS will be better off continuing as a standalone company. What they aren’t telling you is that in this environment, it could take as long as ten years before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend2. That’s an awfully long time to wait, versus taking Suncor’s premium offer and a higher dividend right now.

Consider the following, then decide for yourself who is acting in your best interests and whether you are better off going forward with Suncor or an independent, overleveraged and underperforming COS:

•	COS Board members and management have almost no skin in the game, yet they want you to take a huge risk by rejecting our offer. Despite their overheated rhetoric and claims that COS would be a strong independent company, all COS Board members combined (including CEO Ryan Kubik) own less than 0.1% of the company’s shares. If they believed their own rhetoric, wouldn’t they own more than that? This is the same ten person group that took home total annual compensation of nearly $5 million in 2014 and oversaw more than $25 million in annual G&A spending in a company with no operations and about 30 people[3]. During that same year, COS shareholders suffered a 48% drop in COS’ share price[4]. Then, early this year, you were hit with an 80% cut to your dividend.

•	COS simply can’t deliver value in the current ‘lower for even longer’ oil price environment. COS has demonstrated negative free cash flow, a credit profile one notch above “junk” status, and has a single asset, Syncrude, that continues to underperform. Based on the current outlook for oil prices, we expect COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts. This could force the company to make further cuts to its dividend, take on even more debt, or both. Making matters worse, oil price futures suggest we won’t see US$55 per barrel until at least 2020,[5] so any promised upside “torque” to rising oil prices is wishful thinking at best.

•	COS continues to over promise and under deliver on Syncrude. In each of the past four years, COS has announced rosy production outlooks for Syncrude, then lowered its guidance multiple times over the course of the year and still failed to deliver on its promises. Four years in a row. Another operational upset in early December has prompted another reduction in COS’ production forecast – just one week after COS issued 2016 guidance and proclaimed a “New Era” at Syncrude. What evidence has COS given you to suggest that by continuing to do the same thing over and over again the results will be any different, let alone better?

•	There is no evidence a better offer will emerge for COS. COS has made a grand show of pursuing “strategic alternatives,” but when pressed in front of the Alberta Securities Commission, COS admitted it has had only two meetings with potential buyers. The simple fact is that COS does not have a robust process underway. How would you feel if you had your house on the market for months and had only two showings? That is the fact of the matter. It is clear to us that COS’ real agenda is to stay independent at any cost.

Canadian Oil Sands’ initial annual

production guidance vs. actual

Suncor is offering you full, fair and immediate value for your shares, a significant dividend increase and a proven track record of value creation. We are also offering you a strong future in a proudly Canadian company with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment.

The COS Board has a duty to act in your best interests, yet all they have done is tell you to “do nothing”. It’s time for you, the shareholders, to decide.

Act now to protect the value of your investment. To receive the value of our offer you must tender your shares to Suncor’s offer before 6:00 pm Mountain Time (8:00 pm Eastern Time) on Friday, January 8, 2016.

For assistance in doing so, please contact your financial advisor, visit our website at suncorofferforcanadianoilsands.com or call our information agent, D.F. King, at 1-866-521-4427.

Sincerely,

Steve Williams

President & Chief Executive Officer

Suncor Energy Inc.

            Dividend growth comparison

1.  Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.

2.  Includes distributions on COS predecessor’s trust units prior to December 31, 2010.

1.	Based on the closing price of $34.55 for Suncor on the TSX on December 14, 2015, Suncor’s offer has an implied value of $8.64 per COS share, compared to the closing price of $6.19 for COS on Friday, October 2, 2015, the last trading day before Suncor announced its offer.

2.	Analysis based on current strip pricing (e.g. the price of forward contracts to purchase WTI) and COS’ statement that its priority as a stand-alone business would be to pay down debt. On December 1, 2015, COS CEO Ryan Kubik said on a COS investor call: “We’ll prioritize debt reduction at this point in time and bring the leverage levels back down towards the lower end of our $1 billion to $2 billion debt range”.

3.	Based on total compensation for all directors, including CEO Ryan Kubik. Source: COS Management Information Circular dated March 16, 2015.

4.	The closing price of COS on the TSX was $10.42 on December 31, 2014 compared with $19.98 on December 31, 2013.

5.	http://www.reuters.com/article/us-global-oil-idUSKBN0TQ03V20151207#FL43jRCsIiW2CVSF.97

WHAT INDEPENDENT ANALYSTS AND COMMENTATORS ARE SAYING

“Take Suncor shares, you’re going to do pretty well with them going forward.”

Craig MacAdam, Aurion Capital, BNN Interview (December 1, 2015)

“If you’re a shareholder now and Suncor goes away you lose a lot of money…”

Kevin O’Leary, O’Leary Financial Group, BNN Interview (November 26, 2015)

“Suncor’s done a good job at their own facilities over the last five years, improving reliability, improving utilization rates, and I think they can take those learnings and apply them at Syncrude and generate some good performance for Syncrude and for Suncor shareholders and former Canadian Oil Sands shareholders if they accept the offer.”

Randy Ollenberger, BMO, BNN Interview (November 26, 2015)

“Canadian Oil Sands saying it has entered a new era of lower cost operations. Funny how that would happen in the middle of a takeover, what are the odds?”

Paul Bagnell, BNN (December 1, 2015)

“…the majority of active [COS] institutional holders reported being in favor of acceptance of Suncor’s offer. The same share owners are highly critical of the board and management of Canadian Oil Sands, assigning them the lowest performance scores on the Brendan Wood 1400 name Index.”

Brendan Wood International Press Release (December 1, 2015)

“We reiterate our view that shareholders should tender their shares to the offer.”

Chris Feltin, Macquarie Capital Markets Canada (December 1, 2015)

“The International Energy Agency heaped another dose of bearish news on the faltering global energy markets by warning that it sees no recovery in oil prices in 2016…” “‘Few reasons’ to expect oil’s recovery in 2016, IEA says,”

Eric Reguly, Globe and Mail (December 9, 2015)

“Canadian Oil Sands shareholders have a choice to make. COS investors are being given the opportunity to become partners in a company that oozes what Syncrude is lacking – downstream integration, a stable and meaningful dividend, operational expertise and a strong balance sheet – while still maintaining exposure to long-life, low-decline assets. That, in and of itself, has substantial value.”
Justin Bouchard, Desjardins Capital Markets (December 2, 2015)

“Doing nothing”, is saying no to receiving premium value and upside potential with Canada’s leading integrated energy company.

Time is now running short, and every share tendered counts to ensuring the offer is successful. We encourage you to tender your Canadian Oil Sands shares before the January 8, 2016 expiry at 6:00 pm Mountain Time (8:00 pm Eastern Time).

We also encourage Canadian Oil Sands shareholders to regularly visit

suncorofferforcanadianoilsands.com for up to date information and to read in their entirety and carefully consider our Offer and Circular, and Notice of Variation and Change which are accessible at suncorofferforcanadianoilsands.com.

has been retained as information agent for the offer. Any questions or requests for assistance in tendering COS shares should be directed to D.F. King at:

Toll Free in North America:	1-866-521-4427
Banks, Brokers and Collect Calls:	1-201-806-7301
Toll Free Facsimile:	1-888-509-5907
Email:	inquiries@dfking.com

The Dealer Managers for the Offer:

J.P. Morgan Securities Canada Inc.
Toll Free in North America:	1-888-270-2178
Outside of North America:	1-403-532-2134
CIBC World Markets Inc.
Toll Free in North America:	1-844-670-8949
Outside of North America:	1-416-956-3001

FORWARD-LOOKING STATEMENTS

This letter contains certain forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”), including statements about: COS’ trading price, including that a sharp drop in COS share price would occur if no action is taken (possibly to or below its pre-offer price); the significant premium and increase in dividend to be received by tendering to the offer; the potential for Suncor to make performance improvements happen at Syncrude; Suncor’s plans in the event it does not receive substantial support for its offer on January 8th, 2016; the time period (as long as ten years) before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend; COS not being able to deliver value in the current ‘lower for even longer’ oil price environment and that based on the current outlook, COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts, forcing it to possibly cut its dividend, take on more debt or both; future oil prices; and Suncor’s strong future with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment, that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “will”, “risk”, “believe”, “expected”, “plans”, “intended” and similar expressions. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them. Suncor’s Offer to Purchase Canadian Oil Sands Limited shares and accompanying Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”), Suncor’s Notice of Variation and Change of its offer dated November 12, 2015 (“Notice of Variation and Change”), Suncor’s Notice of Extension of its offer dated December 3, 2015 (the “Extension”), its Management’s Discussion and Analysis for the period ended September 30, 2015 and dated October 28, 2015 and its most recently filed Annual Information Form/ Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise .

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should carefully review the sections titled “Notice to Shareholders in the United States” in the Offer and Circular, Notice of Variation and Change and the Extension and the insert accompanying this letter titled “Notice to Shareholders in the United States” for important information.

For more information about Suncor’s Offer for COS, visit: suncorofferforcanadianoilsands.com

The letter accompanying this notice (the “Communication”) relates to an exchange offer (the“Offer”) commenced by Suncor Energy Inc. (“Suncor”) for all the outstanding shares of Canadian Oil Sands Limited (“COS”). Please read the important notices below.

Notice to Shareholders in the United States

The Offer described in the Offer Documents (as defined below) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosuresystem adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included orincorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined below) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. The information contained in the Communication is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

NOT AN OFFER

The communication does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The Offer by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in the Communication is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of theOffer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.